December 21, 2007

Mail Stop 4561

Kenneth F. Bernstein
1311 Mamaroneck Avenue, Suite 260
White Plains, NY 10605

      Re: Acadia Realty Trust
            Form 10-K for the year ended December 30, 2006
            File No. 001-12002

Dear Mr. Bernstein:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3498 if you have questions.

              Sincerely,

              Linda VanDoorn
              Senior Assistant Chief Accountant